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                           JWGENESIS FINANCIAL CORP.

                               Supplement No. 2
                                      to
                          Offer to Purchase for Cash
                  Up To 1,166,667 Shares of its Common Stock
                           At a Purchase Price, Net
                              of $30.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN
       TIME, ON FRIDAY, FEBRUARY 11, 2000, UNLESS THE OFFER IS EXTENDED.


   JWGenesis Financial Corp. (the "Company") hereby supplements the information contained in the Offer to Purchase dated January 10, 2000, as previously supplemented on January 28, 2000, as follows:

   1. The Company is revising and clarifying its position about possibly affording Odd Lot Holders a priority with respect to the purchase of their Shares in the event of an Oversubscription of the Offer. The Company had proposed, as a special benefit and convenience for its existing shareholders who own Odd Lots only (i.e., less than a total of 100 Shares), to purchase all Shares included as part of a properly tendered and not properly withdrawn Odd Lot, rather than subject such tenders of Odd Lots to the proration process (thereby further reducing a person's holding below 100 Shares) in the event of an Oversubscription. The Company recognized that some difficulty or extra expense (in the form of delayed execution of sale orders and higher brokerage commissions, respectively) is often experienced by Odd Lots in selling their shares in the public markets. Since the commencement of the Offer, however, the Company has received an inordinate number of inquiries about purchases of Odd Lots in market trading of its Shares. The Company is concerned that if such activity is taking place, it might reflect attempts by some persons to obtain an arbitrage advantage over other stockholders of the Company if there were to be a priority for Odd Lots in the event of an Oversubscription of the Offer. The proration process was established in order to ensure fair treatment of all stockholders in an Oversubscription context. Such fairness would be undermined if certain persons -- by creating apparent, but essentially artificial, Odd Lot ownership of Shares among numerous related persons or entities who then tender their respective putative Odd Lots -- were to abuse the limited circumstances envisioned by the Odd Lot priority exception.

   Accordingly, the discussions in Item 1 and all other references in the Offer to Purchase, and in the Letter of Transmittal, respecting the possible priority for the purchase of Odd Lots in the event of an Oversubscription are revised to clarify that the Company will not afford priority to Odd Lot Holders if it believes, in its reasonable judgment, that doing so would be unfair to its other stockholders. In such event, the Company would apply the proration process to all properly tendered and not properly withdrawn Shares, without regard to the presence of Odd Lots.

   2. Except to the extent set forth above, this Supplement does not affect any of the other information contained in the Offer to Purchase, as previously supplemented.

   Questions and requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal, or the Notice of Guaranteed Delivery may be directed to American Stock Transfer & Trust Co. (the "Information Agent") at the following address and telephone number:

                                40 Wall Street
                           New York, New York 10005
                                (212) 921-8200
                    Attn: Shareholder Relations Department

February 3, 2000